

August 12, 2010

Mr. Derrek L. Gafford
Chief Financial Officer
TrueBlue, Inc.
1015 A Street
Tacoma, WA 98402

>   **Re: TrueBlue, Inc.**
>   **Form 10-K for Fiscal Year Ended December 25, 2009**
>   **Filed February 16, 2010**
>
>   **Form 10-Q for Fiscal Quarter Ended June 25, 2010**
>   **File No. 1-14543**

Dear Mr. Gafford:

We have reviewed your response letter dated July 22, 2010 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We note your response to prior comment 1. Describe for us in more detail the circumstances and effects of your branch closures, by addressing the following items:

   - Tell us the effect that the closures had on your employees and customers. Were you able to transfer employees to other branches? Did you cease your relationship with the customers of each closed branch or were you able to serve these customers through nearby branches?

Mr. Derrek L. Gafford
TrueBlue, Inc.
August 12, 2010
Page 2

- Tell us the impact that your closures had on your financial statements for the year ended December 31, 2009. Clarify whether you recorded any impairments or losses upon disposal of any assets associated with a closed branch.

- In determining your asset groups, how did you consider the fact that you routinely close individual branches that are underperforming in concluding that the cash flows are not independent at a level lower than the reporting unit?

Note 8. Goodwill and Intangible Assets, page 46

2. We note your response to prior comment 3. It is unclear to us why you believe that certain costs are not direct costs allocable at a level lower than each brand. For example, it appears to us that the costs of hiring and training a particular branch manager could be easily identified and allocated to the manager's assigned branch. Please address each of the shared activities and costs discussed in your response and tell us why you believe they are not direct costs that should be allocated below the brands.

   In addition, tell us how your branch managers are compensated and whether any portion of their compensation is tied to branch performance. If so, tell us how you calculate these compensation measures.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director